UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-42005

ZOOZ Power Ltd.

(Translation of registrant’s name into English)

4B Hamelacha St.

Lod 7152008

Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

ZOOZ Power Ltd. (the “Company”) announces that the Extraordinary General Meeting of Shareholders scheduled to be held at the Company’s offices at 4B Hamelacha St., Lod, Israel, on Wednesday, July 3, 2024 at 4:00 PM (Israel time), is adjourned to Monday, July 15, 2024 at the same time and place, in order to allow all relevant votes of the Company’s shareholders to be properly submitted and received by the Company. No change is made to any item on the agenda for the Extraordinary General Meeting of Shareholders.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into the Company’s Registration Statement on Form F-1, File No. 333- 279223.

ZOOZ Power Ltd.

Date: July 1, 2024	By:	/s/ Avi Cohen
	Name:	Avi Cohen
	Title:	Chairman of the Board of Directors